Filed by Liberty Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Corporations: Virgin Media Inc.

Commission File No.: 000-50886

Liberty Global, Inc.

Commission File No.: 000-51360

Additional Information and Where to Find it

Nothing in this communication shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Liberty Global, Inc., Virgin Media Inc. or the new Liberty Global holding company.  In connection with the proposed acquisition of Virgin Media by Liberty Global, Liberty Global and Virgin Media will file a joint proxy statement/prospectus with the Securities and Exchange Commission (SEC), and the new Liberty Global holding company will file a Registration Statement on Form S-4 with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Liberty Global, Virgin Media and the new Liberty Global holding company, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado, 80112, USA, Attention: Investor Relations, Telephone: +1 303 220 6600, or to Virgin Media Limited, Communications House, Bartley Wood Business Park, Bartley Way, Hook, RG27 9UP, United Kingdom, Attn: Investor Relations Department, Telephone +44 (0) 1256 753037.

The respective directors and executive officers of Liberty Global and Virgin Media and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Liberty Global’s directors and executive officers is available in its proxy statement filed with the SEC by Liberty Global on April 27, 2012, and information regarding Virgin Media’s directors and executive officers is available in its proxy statement filed with the SEC by Virgin Media on April 30, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.  These documents can be obtained free of charge from the sources indicated above.

The following is a transcript of an inteview of Mike Fries, President and CEO of Liberty Global, Inc., regarding Liberty Global’s acquisition of Virgin Media.

Interviewee:	Mike Fries
Title:	President & CEO
Company:	Liberty Global

Channel:	SkyNews
Date:	February 6, 2013
Time:	7:30 PM BST
Duration:	5 minutes 41 seconds

Interviewer:	Jeff Randall

Jeff Randall

Well a little earlier I spoke to Liberty Global’s Chief Executive Mike Fries. I started by asking him: how will he make the whole greater than the sum of the parts?

Mike Fries

Our business thrives on scale, number one, and adding Virgin Media to the Liberty Global platform is a terrific opportunity to build substantial scale in Europe. Secondly, we’re in the same business. We operate the same basic products and technology roadmaps, and coming together provides an opportunity for both of us to learn from the things that we’re doing, and also some great scale benefits and synergies, both cost synergies and revenue synergies. So we think the companies fit together perfectly. It’s a very natural fit and a natural extension of what we’re doing in terms of creating value over the last seven or eight years. So we’re happy with that.

Jeff Randall

Okay. That’s the business logic. But what will it mean for TV viewers? Where’s the upswing for them?

Mike Fries

Listen, Virgin does a fantastic job in the U.K. market on the TV side. TiVo is leading the connected TV revolution there. They’re growing customers every quarter in the video side. So we’re not going to come in and change dramatically what Virgin Media is doing. I think we’re all very impressed with the management team and the way they’ve carved out their own niche in that marketplace, which I find to be much more rational and stable today than perhaps it has been in the past. So we’re not going to reinvent the Virgin Media strategy. We’re going to bring in some of our own expertise perhaps, strong relationships with programmers and content suppliers, but mostly we’re going to follow the lead that Virgin Media has already set.

Jeff Randall

All right. So let me put it another way. Viewers are interested in one of three things, or perhaps three things: better content, better delivery, lower prices. Which of these will you chip in?

Mike Fries

Absolutely better delivery. You know, Virgin Media has doubled broadband speeds in 2012, and a significant portion of our capital expenditure in the plan that we put together is going to go towards that very same thing. So we’re big believers in the broadband opportunity in the U.K. market and the fact that Virgin has a superior network to all the other operators, and we plan to push that advantage very, very seriously over the next several years. So for sure, faster speeds, greater connectivity and greater value as a result.

Jeff Randall

Now this deal has been a long time coming. The courtship has gone on for many years, as I understand it. Why now?

Mike Fries

Well it’s a good question. I think there’s a number of factors that play into that. First of all, the relative stock prices are such that, knowing we had to issue equity, this was the right time for us. Secondly, the financing markets are very strong and our ability to pay for the transaction is benefited by those financing markets. And the stars are aligned from a strategic point of view. I think the Virgin Media management team has done a terrific job of, again, carving out their part of that media and telecom marketplace, and we’re satisfied that the two companies together will be stronger. So all those things, I think, coming together, really made us very comfortable with doing the transaction now.

Jeff Randall

In the end, if you are successful, you’re going to have to go after BSkyB customers. It really is a rerun of Malone versus Murdoch, isn’t it?

Mike Fries

I’m not so sure. John talked to Rupert this morning. I think it’s all about rational competition today, not about personalities and drama. Both companies are in a market that we find to be more stable. There’s plenty to go around. We are happy distributors of Sky content. I don’t see us competing with Sky for content. That’s not the strategy; the strategy here is to keep the superior network as our main advantage, drive broadband services, have the leading technology platforms for digital video. We have B-to-B growth in that market. There’s a mobile quad play opportunity. It’s a very diverse and well-rounded business opportunity for us in the U.K. market. It’s not just about Sky and football.

Jeff Randall

Mike, you talk about rational competition. In the end, competition is competition. And if you start taking eyeballs from BSkyB, well that’s Malone versus Murdoch. You can’t play it down.

Mike Fries

Well certainly, we’re going to be competing for the same share of wallet. That’s by definition an accurate statement. But I think it’s the nature of that competition that I’m trying to argue is going to be rational from our point of view. You know, we are growing video customers in that marketplace. The pay TV penetration is relatively low in the U.K. market. So there’s plenty to go around. It’s only 54%. There’s markets we operate in where the pay TV penetration is 70 or 80%. So there’s still room for growth in that marketplace and we think there’s plenty of room for both companies to succeed.

Jeff Randall

Now Mike, your shares have fallen by about 5% today. The investors are not exactly doing back flips. Some are telling me that, hey, Branson gets the cash and we get the debt.

Mike Fries

Listen, I’m not so sure that’s the case. We’ve gotten very positive feedback. The share price today could be a function of a number of things: a lot of volume; you’ve got arbs [sic] who come in to the stock at a time like this. You’ve got a number of factors that can move the securities for unrelated reasons, certainly not reasons related to the deal or the price or the value. So I think it’s going to sort itself out and steady here in the next several days. The stocks are trading in a very close proximity to one another from an implied price point of view and we’re okay with that. We’re not worried.

Jeff Randall

Mike, it would be bad manners to end this interview without saying happy birthday; fifty [years old] today. Is it going to be a champagne celebration lunch for you?

Mike Fries

As soon as I get out [from] in front of the camera, I might just do that.

Jeff Randall

Well, you probably earned it. Well done. Many thanks for your time. Mike Fries.

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